Exhibit J

August 13, 2010

Special Committee of the Board of Directors
Harbinger Group, Inc.
450 Park Avenue, 27th Floor
New York, NY 10022

Ladies and Gentlemen:

Harbinger Capital Partners Master Fund I, Ltd (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P. (“Harbinger Special Situations”) and Global Opportunities Breakaway Ltd. (“Global Opportunities” and, together with Harbinger Master and Harbinger Special Situations, “we” or “Harbinger”) are pleased to submit this non-binding proposal to contribute the common equity of Spectrum Brands Holdings, Inc. (“Spectrum Brands Holdings”) held by Harbinger to Harbinger Group, Inc. (“you” or “HRG”).  Harbinger owns in excess of 65% of the outstanding common stock of Spectrum Brands Holdings and is entitled to nominate a majority of its board of directors.

As you may be aware, Spectrum Brands Holdings is the parent company of the newly-combined businesses of Spectrum Brands, Inc. (“Spectrum”) and Russell Hobbs, Inc. (“Russell Hobbs”).  Spectrum is a global branded consumer products company with leading market positions in six major product categories: consumer batteries, pet supplies, electric shaving and grooming, electric personal care, portable lighting and home and garden control products. Russell Hobbs markets and distributes small kitchen and home appliances, pet and pest products, and personal care products utilizing a broad portfolio of well recognized brand names, including Black & Decker®, George Foreman®, Russell Hobbs®, Toastmaster®, LitterMaid®, and Farberware®.

As we envision the transaction, Harbinger would contribute all of the shares of common stock of Spectrum Brands Holdings that it holds on the closing date to HRG in exchange for newly-issued shares of common stock of HRG.  The shares of common stock of each company would be valued at its respective volume weighted average price for the 30-trading day period ending as of the date of this letter.

Our proposal is conditioned upon the negotiation of mutually acceptable transaction documentation containing customary terms and conditions, including a registration rights agreement providing for demand and piggy back rights with respect to the shares of HRG held by the Harbinger Parties.  We will provide you with initial drafts of a Contribution and Exchange Agreement and a Registration Rights Agreement under separate cover.  We contemplate that HRG would succeed to Harbinger’s rights and obligations under existing agreements between Harbinger and Spectrum Brands Holdings, including a registration rights agreement with respect to the shares of Spectrum Brands Holdings.

We are excited about the opportunity and are prepared to devote considerable resources toward negotiating definitive transaction documentation as expeditiously as possible.

This letter and the proposal contained herein are not intended to create or constitute any legally binding obligation, liability or commitment by Harbinger regarding the proposed transaction, and, other than any exclusivity and/or confidentiality agreements we have entered into or may enter into with you, there will be no legally binding contract or agreement

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between us regarding the proposed transaction unless and until a definitive transaction agreement is executed.

We believe our proposal is compelling and that it is in the best interests of HRG and its minority stockholders.  Our legal and financial advisors in connection with the transaction described herein are Paul, Weiss, Rifkind, Wharton & Garrison LLP and Credit Suisse, respectively.  We and our advisors are prepared to meet immediately with you and your advisors in order to answer any questions about our proposal and to work out the details for moving toward definitive transaction documentation.  Please feel free to contact Peter Jenson, the Chief Operating Officer of Harbinger Capital Partners LLC, at (212-339-5188) to discuss or clarify any aspect of this proposal.

Very truly yours,

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC, its investment manager

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC, its general partner

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP, its investment manager

By:	/s/ Peter A. Jenson
Name: Peter A. Jenson
Title: Vice President and COO

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